Writer's Direct Dial: (212) 225-2510 E-Mail: wgorin@cgsh.com

April 20, 2011

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2010 Filed June 28, 2010 File No. 1-06439

Dear Mr. Spirgel,

On behalf of our client Sony Corporation (“Sony”), I am writing to request an extension of the expected timing of Sony’s response to the April 15, 2011 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2010.

Due to the fact that Sony is currently in the middle of its year-end close and is still in the process of assessing the impact of the March 11 Japan earthquake and tsunami, Sony would appreciate receiving approval from the Staff to submit its response by no later than June 3, 2011.

If you have questions or require additional information, please do not hesitate to contact me at 212-225-2510.

Very truly yours,

/s/  William F. Gorin
William F. Gorin

cc:	Mr. Masaru Kato, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Ms. Kathryn Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Brandon Hill, Division of Corporation Finance, Securities and Exchange Commission